AEROFLEX HOLDING CORP.
35 South Service Road
P.O. Box 6022
Plainview, NY 11803

November 16, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Allicia Lam

Re:  Aeroflex Holding Corp. Registration Statement No. 333-165920

Dear Ms. Lam:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Aeroflex Holding Corp. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2010 (Commission File Number 333-165920) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on May 19, 2010, as further amended by Amendment No. 2 to the Registration Statement filed on June 10, 2010, as further amended by Amendment No. 3 to the Registration Statement filed on July 9, 2010, as further amended by Amendment No. 4 to the Registration Statement filed on September 8, 2010, as further amended by Amendment No. 5 to the Registration Statement filed on November 5, 2010, as further amended by Amendment No. 6 to the Registration Statement filed on November 10, 2010 be accelerated so that it will be declared effective at 4:01 p.m., Eastern Standard time, on November 18, 2010, or as soon as practicable thereafter.

Notwithstanding the foregoing, as requested by the Commission in its first comment letter to the Registrant, dated May 3, 2010, the Registrant hereby acknowledges that:

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Please notify James Nicoll, of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2497 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

AEROFLEX HOLDING CORP.

By:	/s/ Edward Wactlar
	Name:	Edward Wactlar
	Title:	Senior Vice President and General Counsel